

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Steven A. Kriegsman
Chief Executive Officer and President
CytRx Corporation
11726 San Vicente Blvd, Suite 650
Los Angeles, California 90049

> **Re:** **CytRx Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 000-15327**

Dear Mr. Kriegsman:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director